Exhibit 99.1

PRESS RELEASE

AuRico Gold Reports Significant Drill Results from the El Chanate Mine

Toronto: June 29, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico”) is pleased to provide an update of drilling results from the El Chanate Mine in Sonora, Mexico. Since April 2010, 213 new drill holes for 28,499 metres of drilling (23 drill holes for 5,052 metres since April 8, 2011) have been completed with the objective of converting inferred resources to measured and indicated, extending the deposit at depth to the south and southeast and to explore for extensions to the west and east of the present open pit. Results to date have delineated thick zones of continuous mineralization throughout the deposit and defined anomalous mineralization both east and south of the existing open pit (refer to Table 1 in the Appendix for selected drilling results).

“We are very pleased that since acquiring the El Chanate Mine in April, the targeted drilling program has returned composite grades substantially higher than reserve grades. The deposit is proving to be open in both directions along strike, as well as to the south and southeast at depth. The Company plans on utilizing a similar exploration approach at El Chanate that has proven to be so successful at Ocampo and plans to mobilize a core drill to the project in Q3 to test new and existing targets.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development.

Select results, shown in red on Diagram 1, include:

2010 Drilling Results
Hole ID	From (m)	To (m)	Length (m)	Gold g/t
CHCI-348	6.1	48.8	42.7	1.14
CHCI-376	68.6	108.2	39.6	1.79
CHCI-380	3.1	61.0	57.9	0.95
CHCI-386	0.0	21.3	21.3	2.31
CHCI-392	0.0	57.9	57.9	0.72
CHCI-392	65.5	68.6	3.0	1.43
CHCI-392	80.8	83.8	3.0	1.38
CHCI-392	96.0	112.8	16.8	0.27
CHCI-392	138.7	158.5	19.8	0.81
CHCI-393	1.5	22.9	21.3	0.29
CHCI-393	38.1	83.8	45.7	0.80
CHCI-393	96.0	132.6	36.6	0.37
CHCI-404	0.0	12.2	12.2	0.36
CHCI-404	57.9	68.6	10.7	1.46
CHCI-404	83.8	135.6	51.8	1.65
CHCI-417	1.5	47.2	45.7	0.59
CHCI-417	102.1	138.7	36.6	1.49
CHCI-422	73.2	153.9	80.8	0.79
CHCI-422	170.7	184.4	13.7	1.69
CHCI-423	0.0	91.4	91.4	0.80
CHCI-453	6.1	9.1	3.0	2.97
CHCI-453	19.8	30.5	10.7	0.32
CHCI-453	44.2	111.3	67.1	1.13
CHCI-470	123.4	211.8	88.4	0.77
2011 Drilling Results
CHCI-482	65.5	146.3	80.8	1.13
CHCI-498	86.9	134.1	47.2	1.00
CHCI-536	134.1	160.0	25.9	2.26
CHCI-539	176.8	217.9	41.2	1.30
CHCI-543	129.5	140.2	10.7	7.22

This press release sets out the gold grades found in samples from reverse circulation drilling. The El Chanate exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, including review of portions of the drill logs, the original assays, and calculating the composite intercepts. Gold sample analyses for El Chanate were performed by the mine’s on-site laboratory until the change in ownership to AuRico Gold Inc. in April 2011, but with a rigorous QA_QC program that used commercial standards and also had 5% of all samples checked through ALS_Chemex Laboratories, based in Vancouver, British Colombia. Since the change in ownership (and after and including drill hole CHCI-534) all assays are performed by ALS_ Chemex Laboratories, with checks by the local mine lab. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. Its strong pipeline of development and exploration stage projects includes the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion advanced exploration property in Nayarit State, along with six exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources,**** that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the grades of additional underground and surface drilling programs at El Chanate, the ability to delineate additional measured and indicated resources or reserves as a result, the suitability of targets for future open pit mining at El Chanate, anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and recommencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at El Chanate and the success of the Company’s exploration approach, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Table 1 – El Chanate Drill Results

Significant 2010 Drill Results
Hole	From (m)	To (m)	Length (m)	Gold g/t
CHCI-344	4.6	12.2	7.6	0.38
CHCI-344	36.6	39.6	3.0	4.01
CHCI-344	48.8	51.8	3.1	3.08
CHCI-344	91.4	99.1	7.6	2.92
CHCI-345	10.7	22.9	12.2	0.41
CHCI-345	85.3	111.3	25.9	0.74
CHCI-347	3.1	30.5	27.4	0.90
CHCI-347	47.2	86.9	39.6	0.39
CHCI-348	6.1	48.8	42.7	1.14
CHCI-348	71.6	74.7	3.1	0.91
CHCI-350	7.6	47.2	39.6	0.77
CHCI-351	0.0	22.9	22.9	0.71
CHCI-351	68.6	97.5	29.0	0.30
CHCI-354	0.0	35.1	35.1	0.59
CHCI-354	44.2	68.6	24.4	0.93
CHCI-376	68.6	108.2	39.6	1.79
CHCI-377	3.0	73.2	70.1	0.64
CHCI-378	0.0	22.9	22.9	0.95
CHCI-378	67.1	89.9	22.9	0.70
CHCI-379	1.5	27.4	25.9	1.14
CHCI-379	33.5	61.0	27.4	0.38
CHCI-380	3.1	61.0	57.9	0.95
CHCI-386	0.0	21.3	21.3	2.31
CHCI-392	0.0	57.9	57.9	0.72
CHCI-392	65.5	68.6	3.0	1.43
CHCI-392	80.8	83.8	3.0	1.38
CHCI-392	96.0	112.8	16.8	0.27
CHCI-392	138.7	158.5	19.8	0.81
CHCI-393	1.5	22.9	21.3	0.29
CHCI-393	38.1	83.8	45.7	0.80
CHCI-393	96.0	132.6	36.6	0.37
CHCI-398	29.0	138.7	109.7	0.31
CHCI-402	0.0	48.8	48.8	0.66
CHCI-402	93.0	96.0	3.1	2.42
CHCI-403	0.0	39.6	39.6	0.63
CHCI-403	96.0	152.4	56.4	0.73
CHCI-404	0.0	12.2	12.2	0.36
CHCI-404	57.9	68.6	10.7	1.46
CHCI-404	83.8	135.6	51.8	1.65
CHCI-406	4.6	30.5	25.9	0.70
CHCI-406	50.3	82.3	32.0	0.81
CHCI-406	91.4	99.1	7.6	0.34
CHCI-406	125.0	152.4	27.4	0.36
CHCI-407	0.0	54.9	54.9	0.34
CHCI-417	1.5	47.2	45.7	0.59

Table 1 – El Chanate Drill Results

Significant 2010 Drill Results
Hole	From (m)	To (m)	Length (m)	Gold g/t
CHCI-417	102.1	138.7	36.6	1.49
CHCI-418	4.6	18.3	13.7	0.36
CHCI-418	30.5	59.4	29.0	0.93
CHCI-418	155.5	190.5	35.1	0.47
CHCI-419	0.0	39.6	39.6	0.66
CHCI-419	62.5	96.0	33.5	0.62
CHCI-419	108.2	125.0	16.8	0.90
CHCI-420	4.6	29.0	24.4	0.38
CHCI-420	36.6	41.2	4.6	0.32
CHCI-420	65.5	83.8	18.3	1.32
CHCI-422	73.2	153.9	80.8	0.79
CHCI-422	170.7	184.4	13.7	1.69
CHCI-423	0.0	91.4	91.4	0.80
CHCI-424	4.6	24.4	19.8	0.75
CHCI-424	39.6	54.9	15.2	1.68
CHCI-424	175.3	221.0	45.7	0.45
CHCI-427	4.6	30.5	25.9	1.52
CHCI-427	227.1	233.2	6.1	3.22
CHCI-449	9.1	54.9	45.7	0.74
CHCI-449	68.6	108.2	39.6	0.63
CHCI-453	6.1	9.1	3.0	2.97
CHCI-453	19.8	30.5	10.7	0.32
CHCI-453	44.2	111.3	67.1	1.13
CHCI-456	6.1	54.9	48.8	0.65
CHCI-461	1.5	54.9	53.3	0.52
CHCI-463	24.4	57.9	33.5	0.83
CHCI-464	45.7	71.6	25.9	0.84
CHCI-470	123.4	211.8	88.4	0.77
CHCI-474	79.3	111.3	32.0	1.12

Table 1 – El Chanate Drill Results

Significant 2011 Drill Results
Hole	From (m)	To (m)	Length (m)	Gold g/t
CHCI-482	65.5	146.3	80.8	1.13
CHCI-483	91.4	129.5	38.1	0.43
CHCI-483	143.3	150.9	7.6	1.59
CHCI-484	6.1	29.0	22.9	0.75
CHCI-485	15.2	41.2	25.9	1.24
CHCI-490	64.0	71.6	7.6	2.69
CHCI-491	16.8	48.8	32.0	0.93
CHCI-498	86.9	134.1	47.2	1.00
CHCI-502	51.8	64.0	12.2	0.46
CHCI-502	70.1	80.8	10.7	0.67
CHCI-502	86.9	100.6	13.7	0.97
CHCI-502	138.7	166.1	27.4	0.77
CHCI-505	88.4	112.8	24.4	0.48
CHCI-505	135.6	140.2	4.6	1.85
CHCI-505	160.0	163.1	3.0	7.13
CHCI-506	97.5	137.2	39.6	0.76
CHCI-509	4.6	54.9	50.3	0.66
CHCI-509	79.3	83.8	4.6	0.43
CHCI-511	39.6	85.3	45.7	0.53
CHCI-512	50.3	99.1	48.8	0.38
CHCI-512	115.8	172.2	56.4	0.40
CHCI-520	120.4	172.2	51.8	0.64
CHCI-521	157.0	161.5	4.6	0.51
CHCI-521	181.4	196.6	15.2	2.21
CHCI-521	211.8	216.4	4.6	0.78
CHCI-524	158.5	164.6	6.1	0.34
CHCI-524	169.2	202.7	33.5	0.70
CHCI-524	207.3	224.0	16.8	0.26
CHCI-528	9.1	18.3	9.1	0.59
CHCI-528	27.4	35.1	7.6	0.34
CHCI-528	106.7	160.0	53.3	0.40
CHCI-529	27.4	35.1	7.6	1.37
CHCI-529	128.0	144.8	16.8	1.25
CHCI-531	7.6	15.2	7.6	2.52
CHCI-536	134.1	160.0	25.9	2.26
CHCI-537	125.0	137.2	12.2	2.37
CHCI-537	144.8	178.3	33.5	0.54
CHCI-539	176.8	217.9	41.2	1.30
CHCI-543	129.5	140.2	10.7	7.22
CHCI-543	146.3	163.1	16.8	0.37
CHCI-544	70.1	94.5	24.4	1.31
CHCI-544	160.0	167.6	7.6	0.50
CHCI-544	182.9	207.3	24.4	1.44
CHCI-545	67.1	105.2	38.1	0.77

Diagram 1: El Chanate Plan Map

412000
414000
3408000
Planned Final Pit
Present Pit
Meters
0 125 250 500 750 1,000 1,250 1,500 1,750 2,000
AuRico Gold
Chanate Mine Property
CHCI Drill Holes on Pits
Collars This Press Release
Chanate Drill Collars